Exhibit 99.1

For immediate release
June 19, 2008

Petro-Canada Renews Normal Course Issuer Bid

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB — Petro-Canada announced today that the Toronto Stock Exchange (TSX) approved its application to renew its Normal Course Issuer Bid (NCIB) for the repurchase of its common shares.

The program, which will be renewed commencing on June 22, 2008, enables Petro-Canada to repurchase up to 24,213,406 shares (5% of the 484,268,121 shares outstanding as of June 6, 2008) over the next 12 months. Petro-Canada’s daily purchases under the NCIB will not exceed 574,482 shares, as calculated pursuant to the TSX Company Manual limit of 25% of the average daily trading volume of the common shares from December 1, 2007 to May 31, 2008 (excluding purchases made under the current NCIB). The program will end on June 21, 2009 unless the maximum amount of shares is purchased before then or Petro-Canada provides earlier notice of termination.

To date, under the terms of the NCIB in place from June 22, 2007 to June 21, 2008, Petro-Canada has repurchased 6,474,700 common shares at an average purchase price of $54.16 per share.

Petro-Canada’s priorities for use of cash are to fund its capital program and profitable growth opportunities, and to return cash to shareholders through dividends and the share buyback program. The renewed NCIB is consistent with the Company’s strategy to create value for shareholders. All purchases will be made through the TSX and the purchased shares will be cancelled.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Andrea Ranson	Lisa McMahon
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4610	Tel: (403) 296-3764

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include references to future financing and capital activities and future purchases of Petro-Canada common shares under the Company’s normal course issuer bid program. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; business strategies and goals; future cash flows; future investment decisions; fluctuations in interest rates and foreign currency exchange rates; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.